SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JUNE 24, 2005, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

1.	Date: June 24, 2005.

2.	Time: 6 p.m.

3.	Place: Av. Brigadeiro Faria Lima, 3400, 20th floor, São Paulo, SP.

4.

Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Mauro Molchansky, Fernando Perrone, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6.

Agenda: 6.1 – Audit Committee – Pursuant to the provisions of Article 29 of the By-laws, the Board of Directors approved by unanimous vote the Internal Rules of the Audit Committee, as per document filed with the Secretary of the Executive Committee. Afterwards, the Board of Directors indicated the Directors Yoshiaki Nakano, Dionísio Dias Carneiro Netto and Fernando Perrone as members of the Audit Committee, with term of office until the annual meeting that will review the accounts of the fiscal year that will end on December 31, 2005, extended until their replacements take office; 6.2 - Examination of Executive Officer’s Resignation –The Board of Directors examined the resignation presented by Mr. Lauro Henrique Campos Rezende to its office of Investment and Investors’ Relation Executive Officer, which was accepted by the unanimity of the presents, being the votes of thanks to the resigning Executive Officer for the significant services rendered to the Company registered; 6.3 – Indication of the Executive Officer who will accumulate the duties of Investors’ Relation Executive – The Board of Directors indicated Mr. Benjamin Steinbruch to temporarily accumulate the duties of Investors’ Relation Executive Officer. I certify that the decisions herein drawn up are accurate with the original minutes filed with the head offices of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.